FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

July 6, 2015

Item 3.

News Release

A news release was issued on July 6, 2015 and disseminated through Marketwired.

Item 4.

Summary of Material Change

The Company has fully paid off and retired the financing relating to the recently announced terms of its convertible senior note with an institutional lender, the first drawdown under which had successfully closed on December 29, 2014. No further payments are due.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

July 13, 2015

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – July 6, 2015

Tanzanian Royalty Announces “Pay-Down to Zero” on Recently Announced/Restructured Convertible Note Financing.

Minimal Impact on Share Float, opines CEO Sinclair

TORONTO, ONTARIO--(Marketwired July 6th 2015) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that it has fully paid off and retired the financing relating to the recently announced terms of its convertible senior note with an institutional lender, the first drawdown under which had successfully closed on December 29, 2014. No further payments are due.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

Explains C.E.O Jim Sinclair:

"As of July 6th, 2015, the Company in pleased to announce full repayment against the notes. The total current debt has now been reduced to zero. Recall that the original purpose of the financing was to bridge us to 'first pour' on our very first producing mine. The first of several, I might expect, since we already have additional mining licenses in place on two other sites, as well as additional prospects in advanced stages of discovery, and pending applications for mining licenses for those as well.”

“I am positively delighted now, because, in my view, the retirement of this loan resulted in a more modest dilution in total shareholder equity than originally anticipated.”

- A2 -

"We are grateful that our lenders were there for us when we needed them. I truly believe our company, now in production, could potentially negotiate unrestricted gold-based loans for expansion purposes at more competitive rates."

“As our sector struggles with a wave of negative investor sentiment to a degree barely seen once a century, it appears to me possible that certain deep-pocketed entities are seeking to depress share prices so they can inexpensively acquire assets which will, ultimately, provide a huge payback when the industry turns around.”

“There is also, I think, something seriously amiss in our sector. While the major wire services report that demand for gold coins and bars is soaring against the backdrop of the unfolding Greek tragedy, paper gold futures prices in the Precious Metals exchanges continue to fall.”

“The present outstanding shares of the Company is 107,411,006 common shares.  Fully diluted the number is 110,455,056 common shares, which in this industry in quite conservative.”

Respectfully submitted,

James E. Sinclair,

Chief Executive Officer

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.